Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form F-3) and related Prospectus of GOL Linhas Aéreas Inteligentes S.A. for the registration of 16,268,441 shares of its preferred stock and to the incorporation by reference therein of our reports dated March 24, 2021, with respect to the consolidated financial statements of GOL Linhas Aéreas Inteligentes S.A., and the effectiveness of internal control over financial reporting of GOL Linhas Aéreas Inteligentes S.A., included in its Annual Report (Form 20-F) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

São Paulo, Brazil

May 7, 2021